QSOUND LABS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of QSound Labs, Inc. (the “Company”) will be held at 10:00 a.m. on Friday, April 29, 2005 at the Company’s corporate head office at #400, 3115 – 12th Street N.E., Calgary, Alberta T2E 7J2, for the following purposes:

1.

To receive and consider the consolidated financial statements for the year ended December 31, 2003 and the auditors' report thereon;

2.

To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.

To elect directors for the ensuing year;

4.

To consider, and if thought fit, to approve, with or without variation, the grant of incentive stock options to officers; and

5.

To transact such other business as may properly be transacted at such Meeting, or any adjournment thereof, without notice.

The 2004 Annual Report, an Information Circular and form of proxy accompany this Notice of Meeting.  Shareholders who are unable to be present in person at the Meeting are requested to complete and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Calgary, Alberta this 24th day of March, 2005.

By Order of the Board of Directors

“Joanna Varvos”

Joanna Varvos

Secretary